UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April 2016

Commission File No. 333-102931

KBRIDGE ENERGY CORP.

Registrant's Name

5836 S. Pecos Rd., Suite 104 Las Vegas, Nevada 89120

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     ☑ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Documents Included as Part of this Report

Exhibit No.       Document

99.1

Notice of Change in Registrant’s Certifying Accountant

99.2

Letter from Successor Auditor dated April 15, 2016

99.3

Letter from Former Auditor dated April 15, 2016

99.4

News Release dated April 26, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KBRIDGE ENERGY CORP.

(Registrant)

By

/s/ Jai Woo Lee

Jai Woo Lee, Chairman and Director

Date April 27, 2016